06012118

NESTLÉ S.A.

RECEIVED
2006 APR -3 A 11:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SHARE TRANSFER OFFICE

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
US-Washington, DC 20549-0302
Mail Stop 3-2

82-1252

YOUR REF. OUR REF. CHAM (SWITZERLAND) March 29, 2006

PROCESSED
APR 05 2006
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company") :

- Dividend 2006 announcement

Publication by the press in Switzerland is planned for Wednesday, April 12, 2006. The Annual General Meeting of Shareholders on April 6, 2006, will have to decide on the amount of the dividend.

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 41 785 20 36; e-mail : stefan.heggli@nestle.com should you have any questions.

Yours sincerely,

NESTLÉ S.A.

Stefan Heggli

Enclosures

RECEIVED
2006 APR -3 A 11: 06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NESTLÉ S.A.

Cham and Vevey (Switzerland)

Payment of dividend

Notice is hereby given to shareholders that following a resolution of the Annual General Meeting held on April 6, 2006, the following dividend for the financial year 2005 will be paid to them as from April 12, 2006:

Gross CHF 9.– per share

less Swiss federal withholding tax of 35%.

All dividends will be paid by bank transfer to the shareholder's account or by cheque, in accordance with the instructions received from the shareholders.

Cham and Vevey, April 12, 2006
Switzerland

The Board of Directors